Mail Stop 6010

September 14, 2007

Charles E. Harris
Chief Executive Officer
Intellon Corporation
5100 West Silver Springs Boulevard
Ocala, Florida 34482

> **Re:** **Intellon Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 28, 2007**
> **File No. 333-144520**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your disclosure regarding "powerline-to-Ethernet adapters" in response to prior comment 3. If it is true that most of your products to date have been used to connect computers within a home through existing electrical wiring, please say so clearly and directly without use of technical terms or industry jargon. Provide this disclosure with equal prominence as the other applications that you mention on page 1.

HomePlug powerline communications solutions for our digital home…, page 11

2.   Please refer to prior comment 7. Please expand the Business section to disclose three-year historic revenue by each of the product classes other than the one class identified by the percentages on page 11. See Regulation S-K Item 101(c)(1)(i).

Powerline technology is subject to significant technical challenges …, page 16

3.   With a view toward clarification of your added disclosure, please tell us whether your product is compatible with arc fault circuit interrupters.

Claims that we have infringed upon third-party intellectual property rights …, page 17

4.   With a view toward clarification of the additional disclosure mentioned in your response to prior comment 9, please tell us whether you are currently aware that you are using third-party intellectual property without a license and the scope of your products involved.

Use of Proceeds, page 31

5.   We note your response to prior comments 13 and 14. Given that you have no plans for the proceeds while your affiliates will benefit from this offering, the disclosure in this section regarding the purpose of the offering should address or clearly cite a section of the prospectus that describes and quantifies the interests of each of your affiliates in the offering, including the vesting of options and restricted stock mentioned on page 105.

Intellectual Property, page 65

6.   Please refer to prior comment 25. Please clarify the scope of your patents that are not subject to your obligations to license property to alliance members.

7.   Please refer to prior comment 26. Please disclose the duration, termination provision and the scope of the property involved with the technology collaboration and license agreement. For example, we note section 10 of the agreement concerning the duration and termination provision.

Facilities, page 69

8.   Please file as an exhibit your August 1, 2007 lease agreement.

Base Salaries, page 81

9.   Please refer to first bullet of prior comment 31. Please clarify how the board chose the percentage increase to recognize the improved business and operating condition. If the decision was based on a subjective analysis, please say so clearly.

10.   Please refer to the second bullet of prior comment 31. Please replace general identical statements about compensation decisions with specific information. For example, provide specific information to describe how the committee determined that the revised 2006 base salary for Mr. Harris and Mr. Casby "remained competitive." If the decision was based on a subjective analysis, please say so clearly.

11.   Please revise the disclosure to respond to the first sentence of the third bullet of prior comment 31. Also, revise pages 85 and 87 to provide specific information about how the committee determined the size of Mr. Furtney's discretionary bonus and equity grants.

12.   Please refer to the fifth bullet of prior comment 31. Please describe the specific components of the performance of Mr. Furtney's job that were the basis for increasing his 2007 compensation above the 50th percentile target.

Short-Term Cash Incentive Awards, page 82

13.   Please refer to prior comment 32. Please provide us a detailed analysis clearly demonstrating that the information can be excluded under Instruction 4 to Regulation S-K Item 402(b). Please note that the standard you should use is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act.

14.   Please refer to prior comment 33. Please show us your calculations that demonstrate that the percentages mentioned in the last full paragraph on page 83 were taken into consideration to establish the amount of awards granted in 2006 as disclosed on page 85 and in Appendix A.

2006 and 2007 Equity Incentive Awards, page 87

15.   Please refer to prior comment 35. Please show us your calculations that support your disclosure that Mr. Harris was left in the same after-tax position.

Grant of Plan-Based Awards, page 93

16.   Please tell us the authority on which you rely to present the information in the last column on a per-share basis.

Employment Agreements and Potential Payments upon Termination …, page 95

17.   Please tell us why the only table that was revised in response to comment 39 to include the tax reimbursement is the table on page 96 for Mr. Harris.

Rick E. Furtney, page 96

18.   Please tell us why this section does not describe the agreement mentioned in the third paragraph under "Transaction Incentive Program" on page F-29. From the disclosure on page F-29, it appears that the chief operating officer's program is "in addition" to the program that you say will be terminated in response 30.

Policies and Procedures, page 112

19.   Please expand the disclosure provided in response to prior comment 46 to clarify whether the committee rejects all transactions that do not meet the criteria mentioned in the last sentence.

Principal and Selling Stockholders, page 113

20.   Please tell us the authority on which you rely to incorporate or refer investors to a Form ADV.

21.   Please refer to prior comment 49. Please clarify that the shares mentioned in the penultimate sentence of footnote 3 are not included in the table. Also, tell us how SEC Release No. 34-39538 (January 12, 1998) supports the basis for the exclusion from the table of shares mentioned in the penultimate sentence.

Underwriting, page 127

22.   We note the revisions to the last paragraph on page 130. Please disclose an estimate of the amount of securities intended to be sold to any accounts over which the underwriters exercise discretionary authority.

Consolidated Statement of Operations, page F-5

23.   Please refer to prior comment 55. We note your response to our comment which states that you intend to obtain of waiver of the requirement that the initial public

offering result in aggregate proceeds of at least $30 million at a purchase price of not less than $2.6766 per share. Please tell us the terms of the waiver agreement. Also confirm that the pro forma information, as presented, is accurate and that the waivers are probable.

Note 1. The Company and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

24.   Please refer to prior comment 57. We note that you continue to use the word generally when describing your accounting policy for sales to distributors. Please revise the note to include a clear description of your accounting policy which sets forth the accounting you follow for each type of transaction you undertake, including those transactions you may not encounter frequently.

Note 2. Acquisition, page F-15

25.   Please refer to prior comment 58. Please revise the filing to disclose how you determined the fair market value as discussed in your response.

Note 4. Stock-Based Compensation, page F-17

26.   Please refer to prior comment 60. Please update the option activity to the most recent practical date. We note that you have not disclosed an estimated offering price. Be advised that we are deferring final evaluation until the estimated offering price is specified.

27.   In this regard, we note that you issued Series C redeemable convertible preferred stock in December 2006 at an issuance of $1.3383 per share. We also note your issuance of common stock and options during September 2006 through April 2007, which you determined the fair value to be $.19-.71 per share for options and $.32-.71 per share for restricted common stock. We generally believe that securities convertible into common shares are strong evidence of fair value. Progressively bridge management's fair value per share determination of your common stock to the conversion price of the Series C preferred shares. Additionally, please tell us the dates of all the discussions with your underwriters and state any per share prices or price ranges discussed.

Note 7. Redeemable Convertible Preferred Stock, page F-23

Dividends

28.   Please revise to disclose the cumulative dividends in arrears as of June 30, 2007.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-36662 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via vax): Trevor J. Chaplick, Esq.
        Proskauer Rose LLP